

Mail Stop 7010

January 22, 2007

via U.S. mail and facsimile

Mr. Richard B. Dicks
Chief Financial Officer
Enerteck Corporation
10701 Corporate Drive, Suite 150
Stafford, TX 77477

      RE: Enerteck Corporation
              Form 8-K Item 4.01
              Filed January 19, 2007
              File # 000-31981

Dear Mr. Dicks:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that there were no reportable events during your two most recent fiscal years and any subsequent interim period preceding the date of your Report. However, we note you filed an Item 4.02 8-K on August 18, 2006 to disclose that your audited financial statements for the year ended December 31, 2005 and interim financial statements for the three months ended March 31, 2006 will be amended to restate the affected financial statements. You further disclose that your certifying officers are considering the effect of the restatements on the adequacy of your disclosure controls and procedures. In light of the information contained in your Item 4.02 8-K, please explain to us why you have not disclosed any reportable events in your Item 4.01 8-K. Refer to Item 304(a)(1)(iv)(B) of Regulation S-B.

2. Your current disclosures are unclear as to which independent accountant is responsible for the restatement of your Form 10-KSB for the year ended December 31, 2005. Please revise your filing to clarify.

3. In addition, if Malone & Bailey, PC is retained to audit your Form 10-KSB for the year ended December 31, 2005, please submit an amended Item 4.01 8-K once Malone & Bailey, PC is effectively not your accountants. Please include an updated Exhibit 16 in the amended Form 8-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant